Fresh Del Monte
Produce Inc.

2006
Notice of
Annual General Meeting
and
Proxy Statement

FRESH DEL MONTE PRODUCE INC.
Walker House
P.O. Box 908GT
George Town
Grand Cayman, Cayman Islands

U.S. Executive Office:
c/o Del Monte Fresh Produce Company
241 Sevilla Avenue
Coral Gables, Florida 33134
Telephone: (305) 520-8156
Fax: (305) 567-0320

March 30, 2006
      To The Shareholders of Fresh Del Monte Produce Inc.:
      You are cordially invited to attend the Annual General Meeting of Shareholders of Fresh Del Monte Produce Inc. (the “Company”) on Wednesday, May 3, 2006 (the “Annual General Meeting”), at the Hyatt Regency Coral Gables, 50 Alhambra Plaza, Coral Gables, Florida 33134, U.S.A., at 11:30 a.m. local time. A Notice of the Annual General Meeting, a Proxy and a Proxy Statement containing information about the matters to be voted upon at the Annual General Meeting are enclosed.
      All registered holders of Ordinary Shares as of the close of business on Tuesday, March 7, 2006, will be entitled to vote at the Annual General Meeting on the basis of one vote for each Ordinary Share held.
      A record of the Company’s activities for the fiscal year 2005 is included in the Annual Report to Shareholders enclosed with this letter. Whether or not you plan to attend the Annual General Meeting, the Company requests that you please exercise your voting rights by completing and returning your Proxy promptly in the enclosed self-addressed stamped envelope. If you attend the meeting and desire to vote in person, your Proxy will not be used.
Sincerely,
Mohammad Abu-Ghazaleh
Chairman and Chief Executive Officer

FRESH DEL MONTE PRODUCE INC.
Notice of Annual General Meeting of Shareholders
Wednesday, May 3, 2006
To The Holders of Ordinary Shares:
      The Annual General Meeting of Shareholders of Fresh Del Monte Produce Inc. (the “Company”), a Cayman Islands exempted company, will be held on Wednesday, May 3, 2006, at the Hyatt Regency Coral Gables, 50 Alhambra Plaza, Coral Gables, Florida 33134, at 11:30 a.m. local time at which meeting the following resolutions will be proposed as ordinary resolutions:
Resolution no. 1

1.	That (a) Mohammad Abu-Ghazaleh be re-elected as a Director of the Company to hold office until the Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”) to be held in 2009 (Class III), (b) Hani El-Naffy be re-elected as a Director of the Company to hold office until the Annual General Meeting to be held in 2009 (Class III), and (c) John H. Dalton be re- elected as a Director of the Company to hold office until the Annual General Meeting of Shareholders of the Company to be held in 2009 (Class III), or until (in each such case) such person resigns or is removed or is otherwise disqualified in accordance with the Company’s Articles of Association.
Resolution no. 2

2.	That the Company’s financial statements for the 2005 fiscal year ended December 30, 2005 be approved and adopted.
Resolution no. 3

3.	That the appointment of Ernst & Young LLP (“Ernst & Young”) as independent auditors to the Company for the 2006 fiscal year ending December 29, 2006 be approved and ratified.
Resolution no. 4

4.	That a final dividend for the fiscal year ended December 30, 2005 of US$0.20 per Ordinary Share be and is hereby declared on the Ordinary Shares of the Company for distribution to all Members (Shareholders) holding Ordinary Shares whose names appeared on the Register of Members (Shareholders) of the Company on May 17, 2006 and that such dividend be paid on June 13, 2006.
      The Board of Directors has fixed the close of business on Tuesday, March 7, 2006, as the record date for the determination of Shareholders entitled to notice of and to vote at the Annual General Meeting and any postponement or adjournment thereof. Accordingly, only holders of record of Fresh Del Monte Produce Inc. Ordinary Shares at the close of business on such date shall be entitled to attend and vote at the Annual General Meeting or any adjournment thereof.
      A shareholder entitled to attend and vote at the meeting is entitled to appoint a proxy and vote in his stead. A proxy need not be a shareholder of the Company.
      To be valid, any proxy must be duly completed, signed and lodged, together with the power of attorney or other authority under which it is signed (if any) or a notarially certified copy thereof, with the Company’s U.S. executive office at c/o Del Monte Fresh Produce Company, 241 Sevilla Avenue, Coral Gables, Florida 33134 no later than 48 hours before the meeting or adjourned meeting at which the same is to be used.

      We ask that you vote, date, sign and return the enclosed Proxy in the self-addressed stamped envelope. You may revoke your Proxy and vote in person if you later decide to attend in person.

By Order of the Board of Directors,

Vice President, General Counsel and Secretary

Fresh Del Monte Produce Inc.
c/o Hyatt Regency Coral Gables
50 Alhambra Plaza
Coral Gables, Florida 33134
Proxy Statement
General Information
     This Proxy Statement and accompanying Proxy are being mailed to Shareholders in connection with the solicitation of proxies by the Board of Directors of Fresh Del Monte Produce Inc. (“Fresh Del Monte” or the “Company”) for the 2006 Annual General Meeting of the Company. The Company’s Annual Report for the 2005 fiscal year ended December 30, 2005, which is not a part of this Proxy Statement, accompanies this Proxy Statement.
     When your Proxy is returned properly executed, the Ordinary Shares it represents will be voted in accordance with your specifications. You have three choices as to your vote on each of the items described in this Proxy Statement that are to be voted upon at the Annual General Meeting. You may vote “for” or “against” each item or “abstain” from voting by marking (in each such case) the appropriate box.
     If you sign and return your Proxy but do not specify any choices you will thereby confer discretionary authority for your Ordinary Shares to be voted as recommended by the Board of Directors. The Proxy also confers discretionary authority on the individuals named therein to vote on any variations to the proposed resolutions.
     Whether or not you plan to attend the meeting, you can be assured that your Ordinary Shares are voted by completing, signing, dating and returning the enclosed Proxy. You may revoke your Proxy at any time before it is exercised by giving written notice thereof to the Secretary of Fresh Del Monte, by submitting a subsequently dated Proxy, by attending the meeting and withdrawing the Proxy, or by voting in person at the meeting.
     Each holder of the Ordinary Shares in the capital of Fresh Del Monte in issue, and recorded in the Register of Members (Shareholders) of the Company at the close of business on Tuesday, March 7, 2006, is entitled to one vote for each Ordinary Share so held at the Annual General Meeting. All such Ordinary Shares entitled to vote at the Annual General Meeting are referred to herein as “Record Shares.” The presence in person or by proxy of Shareholders holding a majority of the Record Shares will constitute a quorum for the transaction of business at the Annual General Meeting.
Board of Directors
     The Board of Directors is responsible for establishing broad corporate policies and for overseeing the overall performance of Fresh Del Monte. The Board of Directors reviews significant developments affecting Fresh Del Monte and acts on other matters requiring its approval. The Board of Directors held eight (8) meetings during fiscal year 2005. The independent directors are Salvatore H. Alfiero, Edward L. Boykin, John H. Dalton and Kathryn E. Falberg.
     The current standing committees of the Board of Directors are the Audit Committee and Compensation Committee.
     The Board of Directors has adopted a written Charter for the Audit Committee which is attached hereto as Appendix A.
     The Audit Committee (i) recommends the selection of independent auditors for the Company, (ii) confirms the scope of audits to be performed by such auditors, and (iii) reviews audit results and the Company’s accounting and internal control procedures and policies. The Audit Committee also reviews and recommends approval of (i) the audited financial statements of the Company, (ii) the quarterly and annual filings of the Company with the Securities and Exchange Commission (“SEC”), and (iii) the Company’s Annual Report to Shareholders. In addition, the Audit Committee has the authority to monitor and oversee compliance with the Company’s Statement of Conflicts of Interest Policy and Legal Compliance and Confidentiality and Proprietary Information Policy. The Audit Committee is comprised of three of the Company’s independent directors, Edward L. Boykin (Audit Committee financial expert), John H. Dalton and Kathryn E. Falberg.
     The Compensation Committee (i) reviews the Company’s general compensation structure; and (ii) reviews and recommends the compensation and benefits of directors and the Chief Executive Officer, subject to ratification by the Board of Directors. The Compensation Committee also acts as the administrator for the Company’s 1997 and 1999 Share Incentive Plans and reviews and recommends approval of all periodic filings in respect of executive and other compensation required to be made by the Company with the SEC. The Compensation Committee is comprised of three of the Company’s independent directors, Salvatore H. Alfiero, John H. Dalton and Kathryn E. Falberg.

Report of the Audit Committee
     The Audit Committee (the “Committee”) oversees the Company’s financial reporting process on behalf of the Board of Directors. Management has the primary responsibility for the financial statements and the reporting process including the systems of internal controls. In fulfilling its oversight responsibilities, the Committee reviewed the audited financial statements in the Annual Report with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.
     The Committee reviewed with the independent auditors, who are responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, their judgments as to the quality, not just the acceptability, of the Company’s accounting principles and such other matters as are required to be discussed with the Committee under general accepted auditing standards. In addition, the Committee has discussed with the independent auditors the auditors’ independence from management and the Company including the matters in the written disclosures required by the Independence Standards Board and considered the compatibility of nonaudit services with the auditors’ independence.
     The Committee discussed with the Company’s internal and independent auditors the overall scope and plans for their respective audits. The Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of the Company’s internal controls, and the overall quality of the Company’s financial reporting. The Committee held six (6) meetings during fiscal year 2005.
     In reliance on the reviews and discussions referred to above, the Committee recommended to the Board of Directors (and the Board has approved) that the audited financial statements be included in the Annual Report on Form 20-F for the year ended December 30, 2005 for filing with the Securities and Exchange Commission. The Committee and the Board have also recommended, subject to shareholder approval, the selection of the Company’s independent auditors.
Edward L. Boykin, Audit Committee Chair
John H. Dalton, Audit Committee Member
Kathryn E. Falberg, Audit Committee Member
March 30, 2006

Resolution No. 1
Election of Directors
     At the 2006 Annual General Meeting, three directors are proposed to be re-elected for the terms described below: (a) Mohammad Abu-Ghazaleh be re-elected as a Director of the Company to hold office until the Annual General Meeting of Shareholders of the Company (the “Annual General Meeting”) to be held in 2009 (Class III), (b) Hani El-Naffy be re-elected as a Director of the Company to hold office until the Annual General Meeting to be held in 2009 (Class III), and (c) John H. Dalton be re-elected as a Director of the Company to hold office until the Annual General Meeting to be held in 2009 (Class III), or until (in each such case) such person resigns or is removed or is otherwise disqualified in accordance with the Company’s Articles of Association. A brief summary of each nominee’s principal occupation, business affiliations and other information follows.
     Mohammad Abu-Ghazaleh — Chairman of the Board, Director, and Chief Executive Officer. Mr. Abu-Ghazaleh has served as our Chairman of the Board of Directors and Chief Executive Officer since December 1996. He is also the Chairman and Chief Executive Officer of IAT Group Inc. Mr. Abu-Ghazaleh was President and Chief Executive Officer of United Trading Company from 1986 to 1996. Prior to that time, he was Managing Director of Metico from 1967 to 1986.
     Hani El-Naffy — President, Director and Chief Operating Officer. Mr. El-Naffy has served as our President, Director and Chief Operating Officer since December 1996. Prior to that time, he served as Executive Director for United Trading Company from 1986 until December 1996. From 1976 to 1986, he was the President and General Manager of T.C.A. Shipping.
     John H. Dalton — Director. Mr. Dalton has served as our Director since May 1999. He is the President of the Housing Policy Council of the Financial Service Roundtable. Formerly, he was President of IPG Photonics Corporation. He has held three Presidential appointments. Mr. Dalton served as Secretary of the Navy from July 1993 through November 1998. He served as a member and Chairman of the Federal Home Loan Bank Board from December 1979 through July 1981. Mr. Dalton held the position of President of the Government National Mortgage Association of the U.S. Department of Housing and Urban Development from April 1977 through April 1979. Mr. Dalton also serves on the Board of Directors of Trans Technology, Inc., eSpeed, Inc., and IPG Photonics Corporation.
     The Board of Directors recommends that you vote FOR the re-election of Mohammad Abu-Ghazaleh, Hani El-Naffy and John H. Dalton. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the election of all nominees.
Resolution No. 2
Approval and Adoption of the Company’s 2005 Fiscal Year Financial Statements
     The financial statements of the Company for the 2005 fiscal year ended December 30, 2005 are being submitted to the Shareholders for their approval and adoption. The Company’s 2005 Fiscal Year Financial Statements appear in the Company’s Annual Report accompanying this Proxy Statement.
     The Board of Directors recommends that you vote FOR the approval and adoption of the Company’s 2005 Fiscal Year Financial Statements. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the approval and adoption of the Company’s 2005 Fiscal Year Financial Statements.
Resolution No. 3
Approval and Ratification of the Reappointment of Independent Auditors
     In accordance with the recommendation of the Audit Committee, the Board of Directors has re-appointed Ernst & Young as independent auditors of the Company for the 2006 fiscal year ending December 29, 2006, subject to approval and ratification by the Shareholders. If the Shareholders do not approve, and ratify the reappointment of Ernst & Young, the selection of other independent auditors will be considered by the Audit Committee and the Board of Directors.
     Ernst & Young has served as independent auditors of Fresh Del Monte for the Company’s fiscal years from 1996 to 2005.
     The Board of Directors recommends that you vote FOR approval and ratification of the reappointment of Ernst & Young as independent auditors of the Company. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the approval and ratification of the reappointment of Ernst & Young as independent auditors of the Company.
Resolution No. 4
Declaration of Final Dividend for the Fiscal Year ended December 30, 2005
     The Board of Directors recommends that a final dividend for the fiscal year ended December 30, 2005 of US$0.20 per Ordinary Share be declared and paid on the Ordinary Shares of the Company. The final dividend would be payable to all Members (Shareholders) whose names appeared on the Register of Members (Shareholders) of the Company on May 17, 2006 and would be paid on June 13, 2006.
     The proposed final dividend of US$0.20 is payable out of lawfully distributable profits of the Company and is in addition to the interim dividends of US$0.20 per share declared on July 6, 2005, October 5, 2005 and January 4, 2006 and paid on September 6, 2005, December 6, 2005 and March 7, 2006, respectively to all holders of Ordinary Shares as of August 11, 2005, November 9, 2005 and February 9, 2006, respectively. Accordingly, the total dividend for the fiscal year ended December 30, 2005 would be US$0.80 per share.
     The Board of Directors recommends that you vote FOR the declaration and payment of the Final Dividend for the fiscal year ended December 30, 2005. Unless directed to the contrary, the Ordinary Shares represented by valid Proxies will be voted for the declaration and payment of the final dividend.
Vote Required to Approve Matters Submitted To Shareholders
     Approval of each of the items which are submitted to a vote of the Shareholders at the 2006 Annual General Meeting will require the affirmative vote of the holders of a majority of the Ordinary Shares of the Company recorded on the Company’s Register of Members (Shareholders) at the close of business on Tuesday, March 7, 2006 (the “Record Shares”) present in person or represented by proxy.
     IAT Group Inc., and members of the Abu-Ghazaleh family are the holders of a majority of Record Shares (the “Majority Holder”), own and have the power to vote a sufficient number of Record Shares to approve each of the proposals described herein. Representatives for the Majority Holder have indicated that the Majority Holder will vote all of its Record Shares in favor of each of the proposals and therefore, adoption of each proposal submitted for approval at the 2006 Annual General Meeting is ensured.
General
     At the date of this Proxy Statement, the Board of Directors has no knowledge of any business which has been presented for consideration at the 2006 Annual General Meeting other than that described above.
     Present and former officers, directors and other employees of Fresh Del Monte may solicit proxies by telephone, telecopy, telegram or mail, or by meetings with Shareholders or their representatives. Fresh Del Monte will reimburse brokers, banks or other custodians, nominees and fiduciaries for their charges and expenses in forwarding proxy material to beneficial owners. All expenses of solicitation of proxies will be borne by Fresh Del Monte.
By Order of the Board of Directors,
Vice President, General Counsel and Secretary
Dated: March 30, 2006

Appendix A
Charter Of The Audit Committee of Fresh Del Monte Produce Inc.
     The Audit Committee (the “Committee”) of the Board of Directors (sometimes hereinafter referred to as the “Board of Directors” or as the “Board”) of Fresh Del Monte Produce Inc. (the “Company”) shall have the powers and duties set forth below, subject to the powers reserved to the Board under the Company’s Articles of Association. A Chairman of the Committee (the “Chairman”) shall be appointed by the Committee from among its members.
   1. Structure.
     (a) The Committee shall consist of a minimum of three members of the Board of Directors, each of whom shall be Independent Directors (as hereinafter defined).
     As used herein, “Independent Director” shall mean a person who (i) is not an IAT Group Member (as hereinafter defined) or any person controlled by, in control of or under common control with an IAT Group Member and (ii) does not have an employment or consulting relationship with any IAT Group Member or the Company (except as a Board member). As used herein, “IAT Group Member” shall mean each of: IAT Group Inc., a Cayman Islands corporation; all of its subsidiaries and affiliates; Mr. Mohammad Abu-Ghazaleh, Chairman of the Board of Directors (“Mr. Abu-Ghazaleh”); members of Mr. Abu-Ghazaleh’s family, including his mother, spouse and children, the parents of his spouse, the spouses of his children, his siblings and their spouses and children; and any person or entity which controls, is controlled by or is under common control with any of the foregoing persons or entities (excluding the Company).
     (b) Actions of the Committee shall be taken by a vote of a majority of its members. In the event that there is an even number of Committee Members, and there is a tie vote, the Chairman shall have an additional vote.
   2. Meetings of the Committee.
     (a) The Committee shall meet at least once during each year at the call of the Chairman and at such other times as the Chairman may deem necessary or appropriate for any reason.
     (b) One or more of the Committee’s members may participate in a meeting of the Committee by means of conference telephone. The Committee may act by written consent action signed by all the members and any record of any action or minutes signed by all the members shall be conclusive evidence of any such action by the Committee.
     (c) The Chairman shall conduct and preside at each meeting of the Committee. The Secretary of the Company shall serve as secretary to the Committee and shall keep a record of the Committee’s proceedings. In the absence of the Secretary from any meeting, the Committee may appoint another person including a member thereof to serve as secretary to the Committee at such meeting.
   3. Reports of the Committee
     The Committee shall prepare minutes for all meetings of the Committee to document its activities and recommendations. The minutes shall be circulated to the full Board of Directors of the Company to keep the Board apprised of the Committee’s activities and recommendations. At least annually, the Committee shall prepare a formal report to the Board summarizing the activities, conclusions and recommendations of the Committee during the past year and the Committee’s agenda for the coming year.
   4. General Financial Oversight.
     The Committee shall provide assistance to the Board of Directors in fulfilling the Board’s responsibility to the Company’s shareholders relating to (i) corporate accounting and reporting practices, (ii) the quality and integrity of the financial reports, and (iii) the adequacy of internal controls. In so doing, it shall be the responsibility of the Committee to maintain free and open means of communication between the Board members, the independent accountants, the internal auditors and the financial management of the Company.
     The Committee through meetings with the independent accountants, the principal accounting officers and the internal auditors of the Company, shall be satisfied that reasonable procedures and controls are followed to safeguard the Company’s assets and that adequate examinations are made to ensure that the results reported in the financial statements for each fiscal quarter and fiscal year of the Company (each such year, the “Fiscal Year”) fairly and adequately present the financial condition and results of operation of the Company and its subsidiaries.
   5. Selection of Independent Accountants.
     After consultation with management, the Committee shall recommend the firm of independent accountants to be nominated by the Board for the ensuing year at the Board meeting at which such action is taken by the Board.

   6. Meetings with Independent Accountants.
     The Committee shall meet with the Company’s independent accountants at least once during each year at the call of the Chairman and at such other times that the Chairman may deem necessary or appropriate for any reason including a request of the independent accountants. At a meeting of each year with the independent accountants, the scope of the auditors’ examination and the planning therefore shall be presented to the Committee by the independent accountants. The Committee shall discuss with the independent accountants any and all disclosed relationships or services of the independent accountant with the Company that may impact the objectivity of the independent accountant. The Committee shall make recommendations to the Company’s Board of Directors for the Board of Directors to take appropriate action to satisfy itself with respect to the independent accountants’ independence.
   7. Reports of the Independent Accountants.
     At meetings of the Committee at which the independent accountants are present, the independent accountants shall be prepared to report on the adequacy of their examination and their views of the Company’s internal controls and internal audits (if applicable). The independent accountants shall also report on newly accepted accounting principles adopted by the accounting profession and having a significant impact on the Company, the Company’s compliance therewith, as well as the effect of unusual or extraordinary transactions. The independent accountants shall also submit to the Committee a written report delineating any and all of the relationships between the independent accountants and the Company.
   8. Accounting Officers Oversight.
     The members of the Committee shall meet from time to time with the principal accounting officers of the Company to review accounting policy followed, changes therein, accounting controls, and any issues that may be raised by the independent accountants. At the discretion of the Chairman, the principal accounting officers of the Company may be invited to attend the meetings of the Committee with the independent accountants. The accounting officers shall report to the full Board of Directors at the time of submitting the financial statements of the Company for the Fiscal Year.
   9. Review of Securities and Exchange Commission Filings.
     The Committee shall review with the principal accounting officers of the Company, and if appropriate, the independent accountants, the filings required to be made by the Company with the Securities and Exchange Commission on a quarterly and annual basis, as well as any other filings required to be made which contain financial information on the Company. After completion of such review, the Committee shall make its recommendation to the full Board of Directors.
   10. Conflicts of Interest.
     The Committee shall have the responsibility to monitor and oversee compliance with the Company’s Statement of Conflicts of Interest and Legal Compliance & Confidentiality and Proprietary Information Policy in respect of transactions with affiliates in accordance with the terms of such Policy. In performing such duties, the Committee shall hear reports presented by the Chief Executive Officer, the Chief Operating Officer and/or the President and may, to the extent it deems necessary and with the approval of the Board, retain outside experts to perform valuation and other services.
   11. Miscellaneous.
     The Committee may investigate any matter brought to its attention within the scope of its duties.
   12. Amendment and Future Delegations.
     By specific resolution, the Board of Directors may make further delegations to the Committee, modify any of the foregoing provisions of this Charter, or eliminate the Committee and/or its Charter.

THIS PROXY WILL BE VOTED AS DIRECTED, OR IF NO DIRECTION IS INDICATED, WILL BE VOTED “FOR” THE PROPOSALS.

Please Mark Here for Address Change or Comments SEE REVERSE SIDE	☐

1.	ELECTION OF DIRECTORS Nominees: 01 Mohammad Abu-Ghazaleh, 02 Hani El-Naffy 03 John H. Dalton

FOR all nominees listed below (except as marked to the contrary)	WITHHOLD AUTHORITY to vote for all nominees listed below

☐	☐
(Instruction: To withhold authority to vote for any individual nominee, write that nominee’s name on the space provided below.)

		FOR	AGAINST	ABSTAIN
2.	Approval of the Company’s financial statements for the 2005 fiscal year ended December 30, 2005.	☐	☐	☐

3.	Approval of Ernst &Young as independent auditors for the 2006 fiscal year ending December 29, 2006.	FOR ☐	AGAINST ☐	ABSTAIN ☐

4.	Approval of the Company’s final dividend payment for the fiscal year ended December 30, 2005 of US$0.20 per ordinary share to registered members of the Company on May 17, 2006 to be paid on June 13, 2006.	FOR ☐	AGAINST ☐	ABSTAIN ☐

		I plan to attend the meeting.		ABSTAIN ☐

Please sign exactly as name appears hereon. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

Dated:	, 2006

Signature if held jointly

PLEASE SIGN, DATE, AND RETURN THE PROXY CARD PROMPTLY USING THE ENCLOSED ENVELOPE

▲ FOLD AND DETACH HERE ▲
Vote by Internet or Telephone or Mail
24 Hours a Day, 7 Days a Week
Internet and telephone voting is available through 11:59 PM Eastern Time the day prior to annual meeting day.
Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet		Telephone		Mail
http://www.proxyvoting.com/fdp Use the Internet to vote your proxy. Have your proxy card in hand when you access the web site.	OR	1-866-540-5760 Use any touch-tone telephone to vote your proxy. Have your proxy card in hand when you call.	OR	Mark, sign and date your proxy card and return it in the enclosed postage-paid envelope.

If you vote your proxy by Internet or by telephone,
you do NOT need to mail back your proxy card.
You can view the Annual Report and Proxy Statement
on the internet at www.freshdelmonte.com

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF
FRESH DEL MONTE PRODUCE INC.
     The undersigned hereby appoints the Chairman of the Board of Directors of Fresh Del Monte Produce Inc. (“Fresh Del Monte”) and alternatively, each other Director of Fresh Del Monte as proxy, each with power to act without the other and with power of substitution, and hereby authorizes the Chairman or such Directors to represent and vote all the Ordinary Shares of Fresh Del Monte standing in the name of the undersigned with all powers which the undersigned would possess if present at the Annual General Meeting of Shareholders of the Company to be held on May 3, 2006 or any adjournment or postponement thereof.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH NOMINEE TO SERVE AS A DIRECTOR AND “FOR” PROPOSALS 2, 3 AND 4. IF NO DIRECTION IS GIVEN IN THE SPACE PROVIDED ON THE REVERSE SIDE, THIS PROXY WILL BE VOTED “FOR” THE ELECTION OF DIRECTORS AND “FOR” PROPOSALS 2, 3 AND 4 OR ANY VARIATIONS OF SUCH PROPOSALS.
(Continued on reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ FOLD AND DETACH HERE ▲

Admission Ticket
Annual General Meeting of
Shareholders
May 3, 2006
11:30 a.m. (EST)
Hyatt Regency Coral Gables
50 Alhambra Plaza
Coral Gables, FL 33134
If you intend to attend the Annual General Meeting,
please be sure to check the “I plan to attend the meeting”
box on the reverse side of the Proxy.